Exhibit 99.2

MorphoSys AG – Q3 2018 Conference Call

November 6, 2018

The spoken word shall prevail.

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

Good afternoon, good morning and welcome to our Q3 2018 conference call and webcast. My name is Alexandra Goller, Associate Director Corporate Communications & Investor Relations at MorphoSys.

Slide 2: Today on the Call

With me on the call today are, as speakers, Simon Moroney, our Chief Executive Officer, and Jens Holstein, our Chief Financial Officer. Also with us on the call is Malte Peters, our Chief Development Officer, for the Q&A session later on.

Slide 3: Safe Harbor

Before we start, I would like to remind you that during this conference call, we will present and discuss certain forward-looking statements concerning the development of MorphoSys’s core technologies, the progress of its current research and development programs and the initiation of additional programs. Should actual conditions differ from the Company’s assumptions, actual results and actions may differ from those anticipated. You are therefore cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.

Slide 4: Agenda

In the presentation, Simon will start by giving you an operational review of the third quarter as well as an outlook for the rest of this year. After that, Jens will review the financial results of the third quarter and the first nine months of 2018. The presentation will last about 20 minutes.

After the presentation, we will all be available for your questions. You will find the slide deck for this presentation on our corporate website.

I would now like to hand over to Simon Moroney.

Speaker: Dr. Simon Moroney, CEO, MorphoSys AG

Thank you Alex, and also from me, a warm welcome to our Q3 call.

Slide 5: Operational Review Q3 2018 and Outlook 2018

The third quarter of 2018 was a productive one for us, highlighted by very encouraging progress in therapeutic programs within both our Proprietary Development and Partnered Discovery segments. I will go through the highlights in both areas, starting with our proprietary programs.

Slide 6: Proprietary Portfolio – MOR208

Our most advanced program is MOR208, the Fc-enhanced (CD19) antibody in clinical development for B cell malignancies. You will recall that we’re running the L-MIND and B-MIND trials in relapsed/refractory DLBCL, and the COSMOS trial in BTK-inhibitor refractory or intolerant CLL and SLL.

I’ll start with L-MIND, our chemotherapy-free regimen for DLBCL, comprising MOR208 plus lenalidomide. Last Thursday, we were pleased to announce that the abstract we had submitted on L-MIND was selected for an oral presentation at this year’s ASH conference in December in San Diego. In accordance with ASH rules relating to prior disclosure of conference presentations, we are unable to go into detail here on the new L-MIND data beyond what is in the abstract. Therefore I will just mention the key points and ask for your understanding that we will not be able to say much more during the discussion.

The abstract outlines preliminary safety and efficacy data on all 81 patients enrolled in the L-MIND trial. By the time of the data cutoff on June 5th of this year, the overall response rate was 58%, comprising 33% complete responses and 25% partial responses. Very significantly, median PFS was 16.2 months. Median duration of response and median overall survival were not yet reached, but we highlighted the 12-month overall survival rate of 73% and at 12 months there had been no disease progression in 70% of patients. We are pleased to see both ORR and mPFS improving compared to the last data cut-off.

We will of course speak to these data in detail at ASH. As a reminder, we have announced an investor event in New York City on December 5, at which we will be joined by one of our investigators, and there too, we will be available to speak about the data in as much detail as possible. We hope to see many of you there.

We feel very encouraged by the latest data for our plans to seek U.S. regulatory approval on the basis of the L-MIND study. As of now, our plans are unchanged: we expect to have final data from the study available for an appropriate medical conference in the middle of next year and we remain on track to completing a rolling submission by the end of next year, which would allow for a potential approval in mid-2020. This program has the highest priority within the company.

Meanwhile, the B-MIND trial of MOR208 in r/r DLBCL also continues. B-MIND is a phase 3 study evaluating MOR208 plus bendamustine versus rituximab plus bendamustine in approximately 330 patients with r/r DLBCL who are ineligible for high-dose chemotherapy and autologous stem cell transplantation and who have failed prior rituximab-containing therapy. The trial continues to enroll patients and we are currently anticipating completion late next year. The trial includes a planned interim analysis for futility which, depending on when the required number of events is reached, should be conducted within the next six months.

The third MOR208 trial is COSMOS. This exploratory study is looking at the safety of MOR208 in combination with either idelalisib (cohort A) or venetoclax (cohort B) in patients with CLL/SLL who have failed or become intolerant to prior treatment with ibrutinib. We reported data from the first cohort at the EHA conference this year and we were very pleased to announce last week that our abstract with first data on 13 patients from cohort B comprising MOR208 in combination with venetoclax has been accepted for a poster presentation at ASH. As published in the abstract, MOR208 plus venetoclax showed generally acceptable safety and tolerability as well as antitumor activity, with all seven out of seven patients who had at least one post-baseline assessment showing a partial response.

Overall, we’re very excited about MOR208. We believe that the current L-MIND data suggest it has the potential to transform the treatment of aggressive lymphoma, and that with a chemotherapy-free regimen. We are currently evaluating additional development options and hope to be able to update you on those plans in the coming months.

Slide 7: Proprietary Portfolio – MOR202

Let me turn now to MOR202, our proprietary anti-CD38 antibody currently in development for the treatment of multiple myeloma.

Our phase 1/2a study of MOR202 in multiple myeloma, either alone or in combination with pomalidomide or lenalidomide, is fully recruited. As reported last week, the abstract we submitted on data based on the primary completion of the trial was accepted for an oral presentation at this year’s ASH conference, and we look forward to sharing the study results there.

Our partner I-Mab is continuing preparations for late-stage clinical development in multiple myeloma. I-Mab has submitted an IND application to the Chinese authorities for MOR202 and we currently expect that they will start a pivotal trial of MOR202 in that indication in China early next year.

We are continuing to evaluate development options of MOR202 in other indications including autoimmune disorders and expect to be able to give you an update on our plans in the near future.

Slide 8: Proprietary Portfolio – MOR106

I’ll continue with MOR106, an antibody directed against IL-17C. In our half-year call in early August, I commented in detail on the exciting license agreement we and our partner Galapagos had recently signed with Novartis. The approval of the transaction by the U.S. antitrust authorities under the Hart-Scott-Rodino Act took place in early September. Thus the upfront payment of 95 million Euros from Novartis to Galapagos and MorphoSys became payable. As a reminder, we and Galapagos are eligible to receive success-based milestone payments of up to approximately 850 million Euro as well as tiered royalties on net sales in the low-teens to low-twenties percent.

With the signing of the agreement, all research, development, manufacturing and commercialization costs for MOR106 are being covered by Novartis. Our ongoing phase 2 IGUANA trial in atopic dermatitis patients, which we started together with Galapagos in May, is continuing enrollment. We expect completion around the end of next year. We started a phase 1 bridging study in the third quarter, to evaluate the safety and efficacy of a subcutaneous formulation of MOR106 in healthy volunteers and atopic dermatitis patients.

We see great potential for MOR106, which is, to our knowledge, the first program against IL-17C in clinical development. While the initial focus is on atopic dermatitis, which is an enormous unmet medical need, we expect to commence clinical studies in at least two other indications in the future, as per our agreement with Novartis.

Slide 9: Partnered Discovery Portfolio – Highlights

I will turn now to our Partnered Discovery segment. This segment comprises more than 100 programs currently in R&D, 24 of which are in clinical development. As always, far too many to talk about here, so I’ll focus on the most advanced product in this segment, Janssen’s Tremfya® (guselkumab), which in July 2017 became the first drug based on our antibody technology to reach the market.

Sales of Tremfya® in plaque psoriasis are developing nicely. Tremfya® seems to be an important asset for Janssen, and is being given the appropriate attention, both in commercialization and in further development. In July, we announced the start of Janssen’s pivotal development program GALAXI in Crohn’s disease and in September, the initiation of a phase 3 trial in pediatric psoriasis patients. These new pivotal studies add to the ongoing development program, which includes two phase 3 studies in psoriatic arthritis and a number of phase 3 studies in psoriasis including the head-to-head study ECLIPSE comparing Tremfya® and Cosentyx®. We expect results of the ECLIPSE study early next year. We are delighted to see such a broad clinical development program and are optimistic that Tremfya® could become a widely used drug.

To close this section, in September, we expanded our existing strategic dermatology alliance with LEO Pharma to include peptide-derived therapeutics. This alliance is the first to be based on our proprietary peptide technology. We will use this technology to address target molecules selected by LEO Pharma that might not be addressable with antibodies. Under the terms of the agreement, we will receive R&D and success-based payments for reaching development, regulatory and commercialization milestones as well as royalties on net sales arising from commercialization of any peptide-based drugs developed by LEO Pharma. While LEO will hold all development and commercialization rights in dermatology, we will have an exclusive option to secure worldwide rights to all oncology drugs resulting from this collaboration.

Slide 10: Our Pipeline

To conclude my part, at the end of the third quarter 2018, the MorphoSys pipeline comprised 115 programs, spanning discovery to the market. These include one program on the market (Tremfya®) and 29 programs in clinical development. We still expect additional clinical data and potential milestones from several programs up to year-end. As always, we have no control over what our partners communicate, but there is obviously the potential for quite a few results to come. We believe many of these programs have the potential to be major value drivers for MorphoSys. We look forward to updating you on all of these programs in the future.

That concludes my operational review, I will now hand over to Jens for his wrap-up of the financials.

Slide 11: Financials Q3 & first nine months of 2018 and Guidance 2018

Speaker: Jens Holstein, CFO, MorphoSys AG

Thank you, Simon.

Ladies and Gentlemen, also from my side a warm welcome to all of you and thanks for your interest in the Company.

As Simon already pointed out, we are very pleased with our performance in the past quarter. Driven by an attractive licensing deal with Novartis for MOR106 and an increasing royalty income for Tremfya®, we saw a strong revenue performance in the third quarter. On the back of the MOR106 transaction, we had already increased our financial guidance for the year in July. Given what we have reported today, we can indicate that our overall revenue figure is anticipated to be at the upper end of that guidance. The good topline performance has nicely contributed to the bottom line in Q3 too. So all in all, our financial results are well in line within the announced guidance. With our cash position, that we had strengthened with our Nasdaq listing earlier in the year, we are well positioned to continue the advancement of our proprietary portfolio, in particular to bring our lead program MOR208 toward the market and to set up a commercial structure in the U.S.

Let’s now take a closer look at the most important financial figures of MorphoSys for the third quarter.

Slide 12: Income statement Q3 2018

I would like to start with our P&L statement on page 12.

Group revenues totaled 55.0 million Euro, compared to revenues of 15.0 million Euro in the third quarter of 2017. The revenue increase was mainly driven by the realization of an up-front payment in the amount of EUR 47.5 million, that we received from Novartis in connection with the MOR106 license agreement.

As in previous quarters, the contractual royalty reporting from Janssen for Tremfya® has not been received yet. Tremfya® royalties booked for Q3 2018 were estimated based on public announcements made by Janssen/J&J.

Total operating expenses reached 25.3 million Euro. The expenses thereof for research and development were 18.0 million Euro. General and administrative expenses increased to 5.1 million Euro. In the first quarter of 2018, we introduced selling expenses as a new line item in the profit and loss statement. This was necessary following the rising importance of those expenses in connection with our preparations for the commercialization of MOR208 in the U.S. Those costs have been rather small so far but are expected to increase in the quarters to come.

The line item “cost of sales” consists of expenses in connection with services being rendered while transferring projects of the kind of MOR106 to partners. In the first nine months of 2018, cost of sales amounted to 0.9 million Euro.

Earnings before interest and taxes came in at (positive) 30.1 million Euro in Q3 2018, in comparison to minus 23.5 million Euro in the third quarter of 2017, reflecting in particular the already mentioned up-front payment made by Novartis.

Our consolidated net profit after taxes amounted to 30.2 million Euro in Q3 2018, compared to a net loss after taxes of 24.0 million Euro in Q3 2017. The earnings per share for Q3 2018 reached 96 Eurocent, after minus 83 Eurocent in Q3 of the previous year.

Slide 13: Segment Reporting Q3 2018

Let’s move to our segment reporting for Q3 on page 13 of the presentation:

In our Proprietary Development segment we focus on the research and clinical development of our own drug candidates. In the third quarter of 2018, this segment recorded revenues of 48.8 million Euro as compared to 0.2 million Euro in Q3 of 2017. As mentioned before, the revenues include the up-front payment for the license agreement for MOR106 with Novartis.

Expenses for proprietary R&D including technology development amounted to 15.9 million Euro, as compared to 29.8 million Euro in Q3 2017. The main reasons for this year-on-year decline in proprietary R&D expenses are reduced expenses for MOR202 development compared to the previous year due to reimbursements from I-Mab as well as an extraordinary negative effect that we had in Q3 of last year following a write off in connection with MOR209. Consequently, the segment EBIT of our proprietary development segment came in at 30.3 million Euro compared to minus 29.8 million Euro in the previous year.

In our Partnered Discovery segment, we apply our proprietary technology to discover new antibodies for third parties. We benefit from our partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. In the third quarter of 2018, revenues amounted to 6.2 million Euro as compared to 14.8 million Euro in Q3 2017. Please be reminded, that our long-term research collaboration with Novartis has ended in November of 2017.

Consequently, the EBIT in our Partnered Discovery segment reached 3.8 million Euro as compared to 10.4 million Euro in Q3 2017.

Slide 14: Balance Sheet (September 30, 2018)

Let’s move on to the balance sheet on slide 14. As of September 30, 2018, we recorded total assets of 578.7 million Euro. This represents an increase of 163.3 million Euro compared to year-end 2017.

At the end of Q3, we had a cash position of 481.2 million Euro compared to 312.2 million Euro as of December 31, 2017. Please be aware that as we have started to apply IFRS 9 effective January 1, 2018. You now find the liquidity items on the balance sheet under the following line items: cash and cash equivalents; financial assets at fair value through profit or loss; and current and non-current other financial assets at amortized costs.

The increase in funds resulted mainly from a capital increase together with our successful Nasdaq listing that we completed in April 2018, with gross proceeds of 239 million US Dollar. The upfront payment made by Novartis in the third quarter in the amount of 47.5 Euro came then on top.

The number of shares issued totaled 31,839,572 at the end of Q3 2018 (year-end 2017: 29,420,785 shares). The increase in the number of shares was mainly driven by the capital increase in connection with the Nasdaq listing.

Slide 15: Key figures for the first nine months of 2018

To briefly sum up the key figures for the first nine months, please turn to slide 15.

Group revenues amounted to 66.0 million Euro for the first nine months of 2018, after 38.6 million Euro in the comparable period of the previous year. Of the revenue in the first nine months of 2018, 14.2 million Euro were for success-based payments the great majority of which were coming from Tremfya® royalties.

R&D expenses for proprietary drug development and technology development amounted to 55.1 million Euro in the first nine months 2018, after 67.1 million Euro in the first nine months of 2017.

Hence, the EBIT in the first nine months of 2018 came in at minus 13.0 million Euro, compared to minus 53.8 million Euro for Q1-Q3 of 2017.

Slide 16: Financial Guidance FY2018

I will conclude my section with reiterating our guidance for 2018. MorphoSys confirms its 2018 financial guidance which we had increased after signing an agreement with Novartis for MOR106 in July 2018.

In the light of the recent positive development of Tremfya® royalties, we expect revenues at the top end of the guided range of 67 million to 72 million Euro and earnings before interest and taxes (EBIT) of minus 55 million to minus 65 million Euro. Tremfya® royalties that we had guided in the range of 12-17 million Euro are expected to also be at the upper end. R&D expenses for proprietary programs and technology development are expected to be in a range of 87 million to 97 million Euro. In other words, we expect increasing expenses for Q4 of this year. Please be reminded that this guidance does not include additional revenues from potential future collaborations and/or license agreements nor any effects from possible in-licensing or development partnerships for new drug candidates.

Ladies and gentlemen, this brings me to the end of my part for today.

In the last quarter, we followed our plan to transform MorphoSys into a fully integrated biopharmaceutical company. With growing royalties from Tremfya® sales and through our deal for MOR106, we strengthened our financial position. The solid cash position provides us with the flexibility to allocate necessary resources to our lead program MOR208, continue the advancements of our other pipeline programs and continue to build out our U.S. commercial capabilities.

That concludes my review of the third quarter of 2018, and I’ll now hand back to Alexandra for the Q&A session.

Slide 17: Q&A

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

Thank you, Jens. We will now open the call for your questions.

Dr. Simon Moroney, CEO, MorphoSys AG

To wrap up, we’re well on track to achieving or exceeding our goals for this year. In the big picture, the company is at an inflection point as the late stage development of MOR208 takes us ever closer to being a commercial entity with our own sales organization in the U.S.

With MOR208, based on all the data we’ve seen so far, we believe we have a very promising drug candidate. We very much look forward to the upcoming ASH conference where we will present the latest data in detail. We continue to work diligently on the set-up of our U.S. commercial capabilities. Assuming smooth progress on both the development and regulatory fronts, we hope to be on the market in mid-2020, subject of course to regulatory approval.

Our other programs are also making good progress and we believe they have the potential to further strengthen our overall product offering. We are in good financial shape to continue our plans during the remainder of the year and beyond.

And finally, as a reminder, we look forward to your participation, either in person or via the webcast, at our investor & analyst event on December 5, 2018, 10:00am EST in New York.

Alexandra Goller, Associate Director Corporate Communications & IR, MorphoSys AG

That concludes the call. If any of you would like to follow up, we are in the office for the remainder of the day. Thank you for your participation on the call and goodbye.

Tremfya® is a trademark of Janssen Biotech, Inc. Cosentyx® is a trademark of Novartis AG.